Exhibit 99.1

The Stars Group Provides Update on Completion of Flutter Combination

TORONTO, April 30, 2020 – The Stars Group Inc. (NASDAQ: TSG) (TSX: TSGI) today announced that it expects to complete the pending combination with Flutter Entertainment plc (LSE:FLTR) on May 5, 2020, subject to customary closing conditions. Upon closing, shareholders of The Stars Group will be entitled to receive 0.2253 Flutter ordinary shares for each common share.

“With the overwhelming approval of our shareholders last week and receipt of all remaining regulatory approvals, we look forward to completing our combination with Flutter next week. We are very excited about the potential of this combination, which will create a global leader in online betting and gaming with a portfolio of trusted brands, complementary best-in-class products, diversified revenues, stand-out technology and, most importantly, outstanding teams of exceptional people around the world,” said Dave Gadhia, Executive Chairman of the Board.

“I would like to personally thank our shareholders, employees, customers, and partners for supporting our vision, and particularly thank Rafi for his leadership and dedication, as well as the rest of our management team for an exceptional job expanding our business to create a truly global, diversified leader, delivering strong growth despite facing significant headwinds over the years. Lastly, I’d like to thank our Board of Directors who delivered an unprecedented level of commitment stewarding the business while providing unwavering guidance and support in our pursuit of growth,” concluded Mr. Gadhia.

The Stars Group also received a final order of the Ontario Superior Court of Justice (Commercial List) approving the transaction on April 28, 2020.

Shareholders who have questions or require assistance with submitting their shares for the transaction, please contact Computershare Trust Company of Canada, who is acting as depositary for the same, toll free at 1-800-564-6253 or by email at corporateactions@computershare.com. Further information regarding the transaction is available in the management information circular of The Stars Group dated March 26, 2020, which is available under The Stars Group’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on The Stars Group’s website at https://s1.rationalcdn.com/vendors/stars-group/documents/special-meeting/0320/proxy-circular.pdf.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold'em Championship, European Poker Tour and Asia Pacific Poker Tour. The Stars Group is one of the world's most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 24 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group's vision is to become the world's favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including with respect to, among other things, the completion of the combination with Flutter. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Stars Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations and media inquiries, please contact:
Vaughan Lewis
Senior Vice President, Communications
Tel: +1-437-371-5730
ir@starsgroup.com
press@starsgroup.com